Exhibit 99.1

NOTICE DECLARING INTENTION
TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS

("NI 44-101")

August 14, 2009

To:           The Alberta Securities Commission

Advantage Oil & Gas Ltd. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101.  The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.  This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction.  This notice will remain in effect until withdrawn by the Issuer.

Advantage Oil & Gas Ltd.

Per:     (signed) "Craig Blackwood"
Craig Blackwood
Vice President, Finance